

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Michael Potter
Chief Financial Officer
Corsair Gaming, Inc.
115 N. McCarthy Boulevard
Milpitas, CA 95035

> **Re: Corsair Gaming, Inc.**
> **Form 10-K for the Year Ended Decmber 31, 2023**
> **Filed on February 27, 2024**
> **Form 8-K Dated May 7, 2023**
> **Filed on May 7, 2023**
> **File No. 001-39533**

Dear Michael Potter:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023, Filed on February 27, 2024

Item 7. Management's Discussion and Analysis
Results of Operations, page 44

1. We note in your discussion of consolidated results of operations and of segment results you describe multiple factors that impacted results in the reported periods, however, you provide no quantification of the impact of each factor. For example:
   - gross margin increased due to improvements in product costs, lower freight costs, lower inventory impairment and related charges, and the introduction of new higher margin products;
   - sales, general and administrative expenses increases primarily due to higher personnel-related costs, and higher legal costs, offset by lower outbound freight costs and lower amortization charges;
   - Gamer and Creator Peripherals segment gross margin increased primarily due

        to product mix, lower supplier product costs, lower inventory impairment and related charges, and the introduction of new higher margin products; and

- Gaming Components and Systems segment gross margin increased primarily due to improved product mix. lower supplier product costs, lower inventory impairment and related charges, and the introduction of new higher margin products; offset by higher promotional activities.

Where a material change is attributed to two or more factors, including any offsetting factors, please include a quantified discussion of each factor and avoid using terms such as "primarily" or "substantially all" in favor of specific quantification. Similar concerns apply to your Forms 10-Q. Refer to Item 303(b) of Regulation S-K.

<u>Form 8-K, Dated and Filed on May 7, 2024</u>

<u>GAAP to Non-GAAP Reconciliations, page 13</u>

2.   We note the adjustment for "one-time costs related to legal and other matters" in your reconciliations of your non-GAAP financial measures. Quantify and explain for us the underlying factors comprising this adjustment. Tell us why they are considered one-time costs and why it is appropriate to adjust for them.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Ronald van Veen